Exhibit 99.2

ZHIBAO TECHNOLOGY INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	As of June 30,	As of December 31,
	2025	2025	2025
	RMB	RMB	USD (Note 2)
	(audited)	(unaudited)	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	10,284,108	27,518,219	3,935,053
Restricted cash	4,245,599	8,180,308	1,169,768
Accounts receivable, net	114,070,587	116,424,859	16,648,533
Due from related parties	9,076,416	9,012,699	1,288,799
Prepaid expenses and other current assets, net	6,824,085	31,615,435	4,520,947
Total Current Assets	144,500,795	192,751,520	27,563,100

Deposit of long-term investments	12,475,000	8,175,000	1,169,009
Long-term investments in equity investee	2,500,000	7,500,000	1,072,486
Goodwill	—	24,279,693	3,471,950
Property and equipment, net	142,887	992,375	141,908
Intangible assets, net	1,539,437	35,024,359	5,008,417
Operating lease right of use assets	3,976,798	4,374,783	625,586
Restricted cash, noncurrent	5,000,000	10,000,000	1,429,981
Other non-current assets	624,653	41,004	5,863
Total Non-Current Assets	26,258,775	90,387,214	12,925,200
Total Assets	170,759,570	283,138,734	40,488,300

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	21,800,000	35,501,705	5,076,676
Accounts payable	58,610,826	103,527,018	14,804,167
Insurance premium payable	42,789,314	14,890,616	2,129,330
Income tax payable	58,600	512,555	73,294
Due to related parties	3,128,044	17,662,144	2,525,653
Operating lease liabilities, current	2,078,397	2,377,067	339,916
Accrued expenses and other liabilities	12,049,786	26,855,006	3,842,215
Payable for acquisition of a subsidiary	—	17,350,000	2,481,017
Convertible notes	1,709,343	846,291	121,018
Derivative liabilities	14,327	160,841	23,000
Warrant liabilities	1,892,623	3,419,626	489,000
Total Current Liabilities	144,131,260	223,102,869	31,903,286
Deferred tax liabilities	—	9,006,221	1,287,872
Operating lease liabilities, noncurrent	1,934,528	1,760,795	251,790
Total Non-current Liabilities	1,934,528	10,767,016	1,539,662
Total Liabilities	146,065,788	233,869,885	33,442,948

Commitments and contingencies
Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 16,105,132 and 16,158,174 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively)	10,923	10,960	1,616
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively)	12,204	12,204	1,687
Additional paid-in capital	219,416,239	219,794,514	31,430,198
Accumulated deficit	(193,860,843)	(198,191,329)	(28,340,983)
Accumulated other comprehensive loss	(884,741)	(1,742,501)	(249,166)
Total Zhibao Technology Inc. Shareholders’ Equity	24,693,782	19,883,848	2,843,352
Non-controlling interests	—	29,385,001	4,202,000
Total Shareholders’ Equity	24,693,782	49,268,849	7,045,352
Total Liabilities and Shareholders’ Equity	170,759,570	283,138,734	40,488,300

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Revenues	146,371,285	205,975,174	29,454,058
Cost of revenues	(103,811,688)	(134,286,878)	(19,202,768)
Gross profit	42,559,597	71,688,296	10,251,290

Operating expenses
Selling and marketing expenses	(18,564,666)	(41,447,497)	(5,926,913)
General and administrative expenses	(14,282,228)	(20,919,236)	(2,991,411)
Research and development expenses	(5,908,365)	(4,692,879)	(671,073)
Total operating expenses	(38,755,259)	(67,059,612)	(9,589,397)

Income from operations	3,804,338	4,628,684	661,893

Interest expense, net	(1,605,974)	(2,073,804)	(296,550)
Other income, net	533,414	1,846,294	264,017
Loss on extinguishment of convertible notes	(4,438,430)	(592,990)	(84,796)
Changes in fair value of derivative liabilities	722,631	62,938	9,000
Changes in fair value of warrant liabilities	1,430,663	(1,288,129)	(184,200)
Income Before Income Taxes	446,642	2,582,993	369,364

Income tax expenses	(1,091,247)	(2,028,478)	(290,068)
Net (Loss) Income	(644,605)	554,515	79,296
Less: net income attributable to non-controlling interests	—	(4,885,001)	(698,546)
Net loss attributable to Zhibao Technology Inc.’s Shareholders	(644,605)	(4,330,486)	(619,250)

Net (Loss) Income	(644,605)	554,515	79,296
Other comprehensive income (loss)
Foreign currency translation adjustments	(364,145)	(857,760)	(122,658)
Comprehensive loss	(1,008,750)	(303,245)	(43,362)
Less: net comprehensive income attributable to non-controlling interests	—	(4,885,001)	(698,546)
Comprehensive loss attributable to Zhibao Technology Inc.’s Shareholders	(1,008,750)	(5,188,246)	(741,908)

Weighted average number of ordinary share outstanding
Basic and diluted	31,587,188	32,948,633	32,948,633
Loss per share
Basic and diluted	(0.02)	(0.13)	(0.02)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 and 2025
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Attributable to Zhibao Technology Inc.’s Shareholders
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	Capital	Deficis	Income	interests	Total
		RMB		RMB	RMB	RMB	RMB		RMB
As of June 30, 2024	14,707,073	9,922	16,816,692	12,204	196,038,784	(131,841,244)	(228,872)	—	63,990,794
Issuance of Class A Ordinary Shares pursuant to settlement of convertible notes	524,314	382	—	—	9,789,039	—	—	—	9,789,421
Net income	—	—	—	—	—	(644,605)	—	—	(644,605)
Foreign exchange adjustments	—	—	—	—	—	—	(364,145)	—	(364,145)
As of December 31, 2024	15,231,387	10,304	16,816,692	12,204	205,827,823	(132,485,849)	(593,017)	—	72,771,465

As of June 30, 2025	16,105,132	10,923	16,816,692	12,204	219,416,239	(193,860,843)	(884,741)	—	24,693,782
Issuance of Class A Ordinary Shares pursuant to settlement of convertible notes	53,042	37	—	—	378,275	—	—	—	378,312
Acquisition of a subsidiary	—	—	—	—	—	—	—	24,500,000	24,500,000
Net (loss) income	—	—	—	—	—	(4,330,486)	—	4,885,001	554,515
Foreign exchange adjustments	—	—	—	—	—	—	(857,760)	—	(857,760)
As of December 31, 2025	16,158,174	10,960	16,816,692	12,204	219,794,514	(198,191,329)	(1,742,501)	29,385,001	49,268,849

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Net cash provided by (used in) operating activities	74,197,711	(12,235,789)	(1,749,695)

Cash Flows From Investing Activities
Purchase of property and equipment	—	(8,997)	(1,287)
Loans made to related parties	—	(566,283)	(80,977
Collection of loan to related parties	—	470,000	67,209
Prepayment for equity investments	(4,375,000)	(2,400,000)	(343,195)
Investment in an equity investee	—	(5,000,000)	(714,990)
Acquisition of a subsidiary	—	(1,450,000)	(207,348)
Cash acquired from acquisition of a subsidiary		22,331,875	3,193,416
Net cash (used in) provided by investing activities	(4,375,000)	13,376,595	1,912,828

Cash Flows From Financing Activities
Net proceeds from issuance of convertible notes	16,024,928	1,702,121	243,400
Repayment of convertible notes	(2,483,924)	(3,729,908)	(533,370)
Proceeds from short-term bank borrowings	32,000,000	26,000,000	3,717,951
Repayment of short-term borrowings	(25,014,237)	(12,298,295)	(1,758,633)
Borrowings from related parties	2,500,000	26,565,575	3,798,827
Repayment of borrowings to related parties	—	(12,237,278)	(1,749,907)
Net cash provided by financing activities	23,026,767	26,002,215	3,718,268

Effect of exchange rate changes on cash and cash equivalents	(80,500)	(974,200)	(139,310)

Net increase in cash, cash equivalents and restricted cash	92,768,978	26,168,820	3,742,091
Cash, cash equivalents and restricted cash at beginning of the period	46,145,326	19,529,707	2,792,711
Cash, cash equivalents and restricted cash at end of the period	138,914,304	45,698,527	6,534,802

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Six Months Ended December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Supplemental Cash Flow Information
Cash paid for interest expense	556,776	707,145	101,120
Cash paid for income tax	—	—	—

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	5,013,830	—	—
Disposal of operating lease right-of-use assets	(1,508,268)	—	—
Issuance of shares to settlement convertible notes	9,789,421	378,312	54,098
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets

	As of June 30,	As of December 31,
	2025	2025	2025
	RMB	RMB	USD (Note 2)
	(audited)	(unaudited)	(unaudited)
Cash and cash equivalents	10,284,108	27,518,219	3,935,053
Restricted cash	4,245,599	8,180,308	1,169,768
Restricted cash, noncurrent	5,000,000	10,000,000	1,429,981
Total Assets	19,529,707	45,698,527	6,534,802

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS

Zhibao Technology Inc. (the “Company” or “Zhibao”) was incorporated on January 11, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations in November 2015, through its a wholly owned subsidiary Zhibao Technology Co., Ltd., (“Zhibao China”), which is a limited liability company established under the laws of the PRC. Zhibao China and its subsidiaries (collectively known as “Zhibao China Group”) are primarily engaged providing in digital insurance brokerage services to end customers.

The accompanying unaudited condensed consolidated financial statements reflect the activities of Zhibao and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
Zhibao	January 11, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Zhibao
Zhibao Technology Holdings Limited (“Zhibao BVI”)	January 12, 2023	British Virgin Islands	100	Investment holding
Zhibao Technology Limited (“Zhibao HK”)	January 19, 2023	Hong Kong	100	Investment holding
Zhibao Labuan Reinsurance (“Zhibao Labuan”)	July 29, 2024	Malaysia	100	Brokerage services and Managing general underwriter (“MGU”) services
Zhibao China	November 24, 2015	PRC	100	MGU services
Shanghai Anyi Network Technology Co., Ltd. (“Shanghai Anyi”)	September 18, 2015	PRC	100	R&D services
Sunshine Insurance Brokers (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”)	November 17, 2011	PRC	100	Digital insurance brokerage services and offline insurance brokerage consulting services
Shanghai Zhibao Health Management Co., Ltd. (“Zhibao Health”)	November 16, 2022	PRC	100	Healthcare services
Shanghai Zhizhongbao Enterprise Management Co., Ltd. (“Zhizhongbao”)	March 6, 2025	PRC	100	Healthcare services
Shanghai Zhibao Yingshi Health Technology Co., Ltd. (“Zhibao Yingshi”)	September 24, 2025	PRC	51	Healthcare services
Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian”)	June 8, 2005	PRC	51	Brokerage services

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

Initial public offering (“IPO”)

On April 3, 2024, the Company closed its IPO of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for aggregate gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. The Class A ordinary shares began trading on the Nasdaq Capital Market on April 2, 2024 under the symbol “ZBAO”. On May 14, 2024, the Company issued an additional 23,765 Class A ordinary shares of the Company pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the Company’s initial public offering at $4.00 per share, resulting in additional gross proceeds of $95,060.

Reorganization

On February 16, 2023, Zhibao, through its wholly owned subsidiary Zhibao HK, entered into an equity transfer agreement with the shareholders of Zhibao China. Pursuant to the equity transfer agreement, each of the shareholders of Zhibao China transferred to Zhibao their respective equity interests in Zhibao China (“Equity Transfer”). Upon completion of the Equity Transfer, Zhibao China became a direct wholly-owned subsidiary of Zhibao.

On March 10, 2023, Zhibao completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Zhibao China prior to the reorganization. Zhibao, Zhibao BVI, Zhibao HK were established as holding companies of Zhibao China and its subsidiaries, and all of these entities are under common control which results in the consolidation of Zhibao China and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

In March 2023, four preferred shareholders of Zhibao China surrendered their equity interest in Zhibao China. In April 2023, three of the four preferred shareholders determined to contribute the cash consideration to be received from Zhibao China in return for their equity surrender to Zhibao directly. In May 2023, Zhibao issued an aggregate of 3,507,734 ordinary shares to the three investors.

Reclassification of Class A and Class B ordinary Shares

On December 12, 2023, the shareholders of the Company passed a special resolution to reclassify 5,605,564 ordinary shares held by three shareholders into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Mr. Botao Ma, the founder and Chief Executive Officer of the Company.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

Reclassification of Class A and Class B ordinary Shares (cont.)

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However Each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to twenty (20) votes on any resolutions.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

Acquisition of Zhonglian

On September 30, 2025, Zhibao China closed a Share Purchase Agreement (the “SPA”) with the shareholders of Zhonglian, and Zhonglian, pursuant to which, subject to the terms and conditions set forth in the SPA, Zhibao China agreed to acquire an aggregate of 51% of the equity interest in Zhonglian for a total purchase price of RMB25.5 million (approximately $3.5 million), subject to adjustment as provided in the SPA. As of December 31, 2025, the Company made cash consideration of RMB 8.2 million to the shareholders of Zhonglian, with the remaining amount of RMB 17.3 million due before October 2026.

Variable interest in Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)

For the six months ended December 31, 2024 and 2025, the Company was charged of service cost by Shanghai GBG, which is a major service provider engaged by the Company to provide MGU services for the insurance carriers. As of June 30, 2025 and December 31, 2025, the Company had outstanding balances of approximately RMB 9.1 million and RMB 8.5 million due from Shanghai GBG, respectively. The Company may be exposed to credit risks and operating risks in the event that GBG defaulted in provision of MGU services or charged high service fees to the Company, which led to conclusion that the Company has variable interest in Shanghai GBG. However, the Company did not consolidate Shanghai GBG as it is not primary beneficiary of Shanghai GBG as the Company does not have power to direct the activities that most significantly affect Shanghai GBG’s economic performance

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of December 31, 2025 and for the six months ended December 31, 2024 and 2025 has been prepared without audit, pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the annual report on Form 20-F for the years ended June 30, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended June 30, 2023, 2024 and 2025. The results of loss for the six months ended December 31, 2025 are not necessarily indicative of the results for the full years.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company. For the Company’s unaudited condensed consolidated financial statements, non-controlling interests represent a minority shareholder’s 49% in Zhonglian and Zhibao Yingshi.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity Condition and Going Concern

As of December 31, 2025, the Company reported working capital deficits of RMB 30.4 million (US$4.3 million) and accumulated deficits of RMB 198.1 million (US$28.3 million), respectively. For the six months ended December 31, 2024 and 2025, the Company reported net loss attributable to Zhibao Technology Inc,’s shareholders of RMB 0.6 million and RMB 4.3 million (US$0.6 million) , respectively. For the six months ended December 31, 2025, the Company had operating cash outflows of RMB 12.2 million (US$1.7 million). These conditions raised substantial doubt about the Company’s ability to continue as going concern.

Furthermore, the Company has entered into multiple financing arrangements involving convertible notes and warrants that contain variable conversion and settlement features. Certain of these arrangements include variable conversion price mechanisms, anti-dilution protections, and repayment obligations that may exceed the stated principal amounts. As of December 31, 2025, certain of these financing arrangements remained outstanding and subject to future settlement.

These features and subsequent financing activities could adversely affect the Company’s liquidity and cash flows, particularly in circumstances where the Company is required to make cash payments in connection with settlements, redemptions, or default-related remedies. The potential issuance of a significant number of shares upon conversion or exercise may also limit the Company’s ability to raise additional capital on favorable terms, which could further constrain liquidity.

Accordingly, the Company’s ability to continue as a going concern is dependent, in part, on its ability to manage these financing arrangements, including outstanding and unsettled obligations, generate sufficient operating cash flows, and obtain additional financing as needed. Management’s plans include improving operating performance and maintaining access to external sources of financing to support the Company’s ongoing operations.

As of December 31, 2025, the Company had cash of RMB 27.5 million (US$3.9 million), accounts receivable of RMB 116.4 million (US$16.4 million). The Company expects to collect outstanding accounts receivable in the next twelve months. On the other hand, the Company had current liabilities of RMB 223.1 million (US$31.9 million). The Company has a revolving credit facility agreement with one bank pursuant to which the Company could draw down RMB 30 million for a period through October 2026. The Company could enter loan contracts under the credit facility and the Company expected it could further renew the revolving credit facility agreement upon its maturity in November 2026. Besides, Mr. Ma, the founder and Chief Executive Officer of the Company, pledged his own property with carrying value of approximately RMB 120 million for the revolving credit facility (see Note 8). Mr. Ma provided a financial support letter to the Company, pursuant to which the property is available for sale for future operating fund shortage after repayment of borrowings.

There can be no assurance that the Company future cashflows from operating activities or financing activities including borrowings and equity financing will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, alter or scale back its digital insurance brokerage services, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from December 31, 2025, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these unaudited condensed consolidated financial statements are issued.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity Condition and Going Concern (cont.)

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Fair Value of Financial Instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable, insurance premium payables, other payables, payable for acquisition of a subsidiary and due to related parties. The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants and derivative liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11 and 12). Convertible notes were measured at amortized cost using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

Convenience Translation

Translations of balances in the Group’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for six ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025 or at any other rate.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Business Combination

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen test to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Changes in the ownership interest that do not result in a change in control of the subsidiary that is a business are accounted for as equity transactions (i.e., no gain or loss is recognized in earnings) and are accounted for in accordance with ASC 810-10-45-22 through ASC 810-10-45-24. The carrying amount of the noncontrolling interest will be adjusted to reflect the change in the noncontrolling interest’s ownership interest in the subsidiary. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity/additional paid-in capital and attributed to the equity holders of the parent in accordance with ASC 810-10-45-23.

Accounts Receivable, Net

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. Accounts receivable represented brokerage fees receivable from insurer carriers.

The Company uses the roll-rate method to measure the expected credit losses of accounts receivable. The Company assesses collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable. The estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024 and 2025, the Company provided expected credit losses of RMB 291,960 and reversed allowance for expected credit losses of RMB 11,915 against accounts receivable, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

The intangible assets were comprised of (i) capitalization of certain software development costs related to the management general underwriter services during the application development stage, and (ii) customer relationships and license arose from business combination. The Company performs valuation of the intangible assets arising from business combination to determine the fair value to be assigned to each asset acquired. The Company determines the fair value using the appropriate approach which requires management to make significant estimates and assumptions. The acquired intangible assets are recognized and measured at fair value.

License is determined to have an infinite useful life and is not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Useful life
Customer relationships	7.25 years
Software	5 years

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assesses goodwill for impairment on annual basis as of June 30 or if indicators were noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

In September 30, 2025, the Company recognized goodwill of $24,279,693 arising from business combination of Zhonglian (Note 3). As of December 31, 2025, no impairment was provided against the goodwill.

Revenue Recognition

In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities).

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily generated revenues from contracts with customers:

Insurance brokerage services

The Company offers digital insurance brokerage services to end customers/the insured for placing insurance policies, and the Company earns insurance brokerage fees from insurance carriers upon completing insurance brokerage services. The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. The insurance brokerage services are considered as a single performance obligation, as the insurer carriers cannot benefit until the Company sells an insurance policy. Commission fees are recognized when the Company completes the insurance brokerage services, at which point the Company successfully places an insurance policy for the end customers/the insured.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

Insurance brokerage services (cont.)

The Company recognizes insurance brokerage fees net of return allowances. End customers/the insured are generally entitled to return insurance policies at any time under no conditions. Significant judgement is required to estimate return allowances. The Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. During the six months ended December 31, 2024 and 2025, the Company did not record return allowance because the Company historically incurred minimal returns from end customers/the insured and the Company did not expect a significant reversal in the amount of cumulative revenue.

Management general underwriter (“MGU”) services

On behalf of the insurance carriers, the Company offers MGU services to end customers/the insured who pay insurance premiums to insurance carriers. The insurance carriers authorize the Company to assist them in certain underwriting, claims and risk control services. The Company earns MGU service fees from insurance carriers. MGU service fees are calculated on a predetermined percentage of insurance premium of each insurance policy.

The Company identifies two performance obligations in the MGU services which are comprised of i) underwriting services, the revenue of which are recognized at a point when the Company completes the underwriting services, and ii) claims and risk control services, the revenue of which are recognized ratably over the terms of insurance policies, generally one year. The Company used cost plus expected margin method to estimate and allocate the transaction prices between both performance obligations.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2024 and 2025, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2025 and December 31, 2025, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2025 and December 31, 2025, the Company had no contract liabilities.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within a period between 30 to 60 days after reconciliation of insurance premiums with insurer companies if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the following practical expedients: 1) not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less, and 2) to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Disaggregation of revenue

For the six months ended December 31, 2024 and 2025, substantially all of the Company’s revenue was generated in the PRC. The Company disaggregate revenue into two revenue streams as the following table:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
Insurance brokerage service fees	144,964,797	204,026,259
MGU service fees	1,766,514	2,267,797
Less: business taxes and surcharges	(360,026)	(318,882)
Total revenues	146,371,285	205,975,174

The Company disaggregates revenue by transferal of services as the following table:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
Services transferred at a point in time	146,284,524	205,902,092
Services transferred over time	446,787	391,964
Less: business taxes and surcharges	(360,026)	(318,882)
Total revenues	146,371,28	205,975,174

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Therefore, the Company has only one operating segment and one reportable segment.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The Company has concluded that unaudited condensed consolidated net (loss) income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on unaudited condensed consolidated net (loss) income as reported in the unaudited condensed consolidated statements of operations.

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Revenues	146,371,285	205,975,174	29,454,058
Cost of revenues	(103,811,688)	(134,286,878)	(19,202,768)
Other operating expenses	(38,755,259)	(67,059,612)	(9,589,397)
Other income expenses, net	(3,357,696)	(2,045,691)	(292,529)
Income tax expenses	(1,091,247)	(2,028,478)	(290,068)
Net (loss) income	(644,605)	554,515	79,296

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025 and December 31, 2025, RMB 6,119,295 and RMB 21,718,875 (US$3,105,758) were deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances. The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)	Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through the subsidiaries in China and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3)	Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers. As of June 30, 2025, one customer accounted for 11% of accounts receivable. As of December 31, 2025, two customer accounted for 21% and 11% of accounts receivable, respectively.

For the six months ended December 31, 2024, four customer accounted for 20%, 14%, 12% and 10% of total revenue, respectively. For the six months ended December 31, 2025, two customers accounted for 19% and 15% of total revenue, respectively.

As of June 30, 2025, one vendor accounted for 13% of accounts payable. As of December 31, 2025, one vendor accounted for 9% of accounts payable.

For the six months ended December 31, 2024, two vendors accounted for 17% and 12% of total cost, respectively.  For the six months ended December 31, 2025, one vendors accounted for 11% of total cost.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk (cont.)

4)	Other risks

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

Recently Issued Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards (cont.)

On September 29, 2025, the FASB issued ASU 2025-07, “Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”)”, which (1) refines the scope of the guidance on derivatives in ASC 815 (“Issue 1”) and (2) clarifies the guidance on share-based payments from a customer in ASC 606 (“Issue 2”). The ASU is intended to address concerns about the application of derivative accounting to contracts that have features based on the operations or activities of one of the parties to the contract and to reduce diversity in the accounting for share-based payments in revenue contracts. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption of the standard is permitted in an interim or annual reporting period for which financial statements have not been issued or made available for issuance. If an entity elects to early adopt the standard in an interim period, the entity must apply the standard as of the beginning of the fiscal year that includes the interim period. Further, an entity that elects to early adopt the ASU is required to early adopt the guidance for both Issue 1 and Issue 2 in the standard.

On July 30, 2025, the FASB issued ASU 2025-05 , “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards (cont.)

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company is in the process of evaluating the impact of ASU 2023-09 on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the impact of ASU 2023-06 on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of ASU 2023-06 on the consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss, and unaudited condensed consolidated statements of cash flows.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3 — ACQUISITION OF ZHONGLIAN

On September 30, 2025, the Company closed acquisition of 51% of the equity interest of Zhonglian at cash consideration of RMB 25,500,000. As of December 31, 2025, the Company made cash consideration of RMB 8,150,000 with remaining balance of RMB 17,350,000 payable before October 2026. As of December 31, 2025, the Company recorded the payable of RMB 17,350,000 in the account of “payable for acquisition of a subsidiary” on the unaudited condensed consolidated balance sheets.

The Company has allocated the purchase price of Zhonglian based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value, and used cost approach to estimate the fair value of content assets which was primarily comprised software and copyrights. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and content assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Zhonglian based on a valuation performed by an independent valuation firm engaged by the Company.

As of September 30,
2025
RMB
(unaudited)
Net tangible assets (1)	70,307
Customer relationships (2)	11,600,000
License (3)	22,600,000
Goodwill	24,279,693
Deferred tax liabilities recognized	(8,550,000)
Less: non-controlling interest	(24,500,000)
Total purchase consideration	25,500,000

(1)	The following table is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible liabilities on September 30, 2025.
(2)	Customer relationships represent the value of existing customers and ongoing brokerage service relationships acquired in the transaction. The acquired business has an established customer base which is expected to generate future brokerage service fees. The estimated useful life of customer relationships is 7.25 years, reflecting the expected period over which the relationships will contribute to future cash flows. The asset will be amortized on a straight-line basis over its estimated useful life.
(3)	The license represents regulatory approval required to conduct insurance brokerage services in the PRC. The acquired entity operates through a nationwide network with multiple branch offices across various regions in mainland China. The license is considered to have an indefinite useful life as there is no foreseeable limit to the period over which it is expected to generate cash flows and there are no legal, regulatory or contractual provisions that limit its useful life. Accordingly, it is not amortized but will be tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

The Company has included the financial results of Zhonglian in its condensed consolidated statements of operations and comprehensive loss from the date of acquisition. Zhonglian’s revenues and net income from the acquisition date through December 31, 2025, as included in the Company’s condensed consolidated statements of operations and comprehensive loss, were RMB 46.9 million and RMB 12.1 million, respectively. If the business combination had occurred on July 1, 2025, Zhonglian’s financial results would have increased the Company’s revenues by RMB 47.9 million and increased net loss (excluding transaction costs) by RMB 1.7 million for the period presented.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3 — ACQUISITION OF ZHONGLIAN (cont.)

As of September 30,
2025
RMB
ASSETS
Current Assets
Cash and cash equivalents	11,437,549
Restricted cash	5,894,326
Accounts receivable, net	17,011,672
Income tax recoverable	377,019
Prepaid expenses and other current assets, net	10,217,865
Total Current Assets	44,938,431

Property and equipment, net	971,900
Operating lease right of use assets	1,567,326
Restricted cash, noncurrent	5,000,000
Deferred tax assets	3,957,634
Total Non-Current Assets	11,496,860
Total Assets	56,435,291

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	30,345,987
Operating lease liabilities, current	710,353
Accrued expenses and other liabilities	21,715,593
Total Current Liabilities	52,771,933

Deferred tax liabilities	2,958,195
Operating lease liabilities, noncurrent	634,856
Total Non-current Liabilities	3,593,051
Total Liabilities	56,364,984

Net tangible assets	70,307

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4 — ACCOUNTS RECEIVABLE

As of June 30, 2025 and December 31, 2025, accounts receivable consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Accounts receivable	140,731,559	143,085,831
Less: Allowance for credit losses	(26,660,972)	(26,660,972)
	114,070,587	116,424,859

For the six months ended December 31, 2024 and 2025, the movement of allowance against expected credit losses was as the following:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
Opening balance	14,315,654	26,660,972
Provision (reversal of provision) of expected credit losses	291,960	—
Ending balance	14,607,614	26,660,972

5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of June 30, 2024 and 2025, prepaid expenses and other current assets, net consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Prepayments	—	12,352,272
Employee loan	300,000	8,007,093
Advance to staff	2,604,854	3,985,732
Deposits(a)	1,928,641	2,540,197
Prepaid expenses	940,146	366,172
Value-added tax recoverable	808,479	429,063
Others	593,920	4,286,861
	7,176,040	31,967,390
Less: Allowance for credit losses	(351,955)	(351,955)
Total prepayments and other current assets, net	6,824,085	31,615,435

(a)	The balance of deposits primarily consisted of office rental deposits and deposits made with distribution channels.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The movement of the expected credit loss against prepaid expenses and other receivables for the years ended June 30, 2023, 2024 and 2025 is as follows:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
Opening balance	351,955	351,955
Provision (reversal of provision) of expected credit losses	1,800,000	—
Writing off against other receivable	(1, 800,000)	—
Ending balance	351,955	351,955

6 — INTANGIBLE ASSETS, NET

As of June 30, 2025 and December 31, 2025, intangible assets, net consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Intangible asset with infinite useful life
License	—	22,600,000

Intangible assets with finite useful lives
Customer relationship	—	11,600,000
Software	6,167,067	6,167,067
	6,167,067	17,767,067
Less: accumulated amortization	(4,627,630)	(5,342,708)
	1,539,437	12,424,359
	1,539,437	35,024,359

License and customer relationship were recognized in acquisition of Zhonglian (Note 3) in September 2025. For the six months ended December 31, 2024 and 2025, amortization expenses were RMB 666,111 and RMB 715,078 (US$102,255), respectively.

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2025:

December 31, 2025
RMB
For the six months ending June 30, 2026	1,047,788
For the year ending June 30, 2027	2,140,134
For the year ending June 30, 2028	1,892,347
For the year ending June 30, 2029	1,744,090
For the year ending June 30, 2030 and thereafter	5,600,000
12,424,359

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7 — LEASES

As of June 30, 2025 and December 31, 2025, Zhibao China Group leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 12 months and 60 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive loss. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive loss. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its unaudited condensed consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Right of use assets	3,976,798	4,374,783

Operating lease liabilities, current	2,078,397	2,377,067
Operating lease liabilities, noncurrent	1,934,528	1,760,795
Total operating lease liabilities	4,012,925	4,137,862

Other information about the Company’s leases is as follows:

	For the Six Months Ended December 31, 2025
	2024	2025
	RMB	RMB
Operating cash flows used in operating leases	1,165,849	1,273,950
Weighted average remaining lease term (years)	2.59	1.98
Weighted average discount rate	3.14%	3.58%

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7 — LEASES (cont.)

Operating lease expenses were RMB 1,303,514 and RMB 1,460,784 (US$208,889), respectively, for the six months ended December 31, 2024 and 2025. RMB 149,019 and RMB 82,916 (US$11,857) were incurred for short-term lease arrangements for the six months ended December 31, 2024 and 2025, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

December 31, 2025
RMB
For the six months ending June 30, 2026	1,278,542
For the year ending June 30, 2027	2,138,481
For the year ending June 30, 2028	828,235
For the year ending June 30, 2029	20,000
Total lease payments	4,265,258
Less: imputed interest	(127,396)
Present value of lease liabilities	4,137,862

8 — DEPOSIT OF LONG-TERM INVESTMENTS

Deposit of long-term investments represented cash consideration advanced to the shareholders of certain equity investees. As of June 30, 2025 and December 31, 2025, deposit of long-term investments consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Deposit of investment in Zhonglian – deposit related to an acquisition in progress (a)	6,700,000	—
Deposit for non-controlling interests in other investees (b)	5,775,000	8,175,000
	12,475,000	8,175,000

(a)	As of June 30, 2025 the deposit of investment in Zhonglian represented deposits of RMB 6,700,000 made to the shareholders of Zhonglian in connection with acquisition of Zhonglian (Note 3). For the six months ended December 31, 2025, the Company made additional investment of RMB 1,450,000 to the shareholders of Zhonglian. Upon the closing of the acquisition in September 2025, the Company consolidated the financial statements of Zhonglian in its unaudited condensed consolidated financial statements and eliminated the deposits of investment in Zhonglian.

(b)	As of June 30, 2025 and December 31, 2025, the deposit for non-controlling interests in other investee represented deposits made to three and four investees, respectively, over which the Company had no control nor significant influence. Upon closing of the investment, the Company would elect to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9 — SHORT-TERM BANK BORROWINGS

As of June 30, 2025 and December 31, 2025, short-term bank borrowings consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
China Merchant Bank (“CMB”)(a)	20,000,000	20,000,000
Bank of Nanjing (“NJCB”)(b)	—	10,000,000
China Citic Bank (“Citic”)(c)	—	4,000,000
China Construction Bank (“CCB”)(d)	1,800,000	1,501,705
	21,800,000	35,501,705

(a)	In October 2023, Zhibao China Group entered into an extended three-year bank credit facility with CMB under which Zhibao China Group can draw-down up to RMB 30,000,000 by October 2026. The credit facility was collateralized by properties owned by Mr. Botao Ma, the founder and Chief Executive Officer of the Company. In addition, the credit facility was also mutually guaranteed by Mr. Botao Ma and Ms Xiaohong Huang, the wife of Mr. Botao Ma. The borrowings bore interest rate ranging between 2.75% and 3.45% per annum. The term for each borrowing is one year.

For the six months ended December 31, 2024 and 2025, the Company has drawn down RMB 20,000,000 and RMB nil from CMB, respectively. For the six months ended December 31, 2024 and 2025, the Company has repaid RMB 20,000,000 and RMB nil to CMB, respectively.

On July 7, 2024, Zhibao China Group entered into a one-year bank borrowing agreement with CMB to borrow RMB 12,000,000, which matured in July 2025. The Company renewed the bank borrowing agreement for one through July 2026. The interest rate is 3.80% per annum. The bank borrowing was guaranteed by letter of indemnity of the Company. For the year ended December 31, 2024 and 2025, the Company borrowed RMB 12,000,000 and RMB 12,000,000 ($1,715,977), respectively. For the six months ended December 31, 2024 and 2025, the Company repaid RMB nil and RMB 12,000,000 ($1,715,977) to CMB, respectively.

(b)	In September 2025, Zhibao China Group borrowed RMB 10,000,000 from NJCB with maturity date due in September 2026. The borrowings bore interest rate of 2.10% per annum.

(c)	In August 2025, Zhibao China Group borrowed RMB 4,000,000 from Citic with maturity date due in August 2026. The borrowings bore interest rate of 2.90% per annum.

(d)	Zhibao China Group borrowed loans of RMB 1,900,000 from CCB in November 2022. The borrowing bore interest rate of 3.85% per annum. For the year ended June 30, 2024 and 2025, the Company repaid borrowings of RMB 14,237 and RMB 298,295 ($42,656), respectively.

Interest expenses were RMB556,776 and RMB 427,983 ($61,201) for short-term borrowings for the six months ended December 31, 2024 and 2025, respectively. The weighted average interest rates of bank borrowings were 3.37% and 2.69% for the six months ended December 31, 2024 and 2025, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 — ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2025 and December 31, 2025, accrued expenses and other liabilities consisted of the following:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
VAT and other taxes payable	2,446,880	6,063,030
Accrued payroll and welfare	2,864,484	3,974,833
Due to insurance carriers	1,413,757	1,255,778
Deposits payable	1,125,778	7,579,387
Other payables to suppliers (1)	4,198,887	13,981,686
	12,049,786	32,854,714

(1)	Other payable mainly includes payable to suppliers for promotion service, daily operation and other service.

11 — CONVERTIBLE NOTES

On September 23, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”).

On September 23, 2024, the Company consummated the first closing of the first tranche (the “First Closing of First Tranche”) and issued to the Investor, (A) a convertible promissory note in the aggregate principal amount of up to $750,000, (B) a warrant to purchase up to 74,451 Class A ordinary shares at an initial exercise price of $4.71 per share, subject to certain adjustments (the “Purchase Warrants”), and (C) a pre-funded warrant to purchase up to 191,522 shares at a nominal exercise price of $0.0001 per share, subject to certain adjustments (the “Pre-Funded Warrant”). Pre-Funded Warrants may only be exercised upon occurrence of an Event of Default. In return, the Company received $675,000 (net of original issue discount of 10%) on September 24, 2024 in the First Closing of First Tranche, excluding expenses and commissions.

On October 1, 2024, the Company and the Investor consummated the second closing of the First Tranche. The Company received $675,000 (net of original issue discount of 10%) on October 7, 2024 in a second closing of the First Tranche, excluding expenses and commissions (the “Second Closing of First Tranche”). In the Second Closing of First Tranche, the Company issued to the Investor Purchase Warrants to purchase up to 79,599 shares at an initial exercise price of $4.47 per share, subject to certain adjustments.

On December 11, 2024, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the third closing of the First Tranche (the “Third Closing of the First Tranche”). The Company received $900,000 (net of original issue discount of 10%) on December 12, 2024, in the Third Closing of the First Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 160,020 shares at an initial exercise price of $3.25 per share, subject to certain adjustments.

On February 14, 2025, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the first closing of the Second Tranche (the “First Closing of the Second Tranche”). The Company received $630,000 (net of original issue discount of 10%) on February 20, 2025 in the First Closing of the Second Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 202,459 shares at an initial exercise price of $1.70 per share, subject to certain adjustments.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

On July 22, 2025, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the first closing of the Second Tranche (the “Second Closing of the Second Tranche”). The Company received $270,000 (net of original issue discount of 10%) on July 22, 2025 in the Second Closing of Second Tranche, excluding expenses and commissions, the Company issued to the Investor a warrant to purchase up to 123,002 Class A ordinary shares at an initial exercise price of $1.18 per share, subject to certain adjustment.

For the six months ended December 31, 2024, the Company received $2,250,000 (net of original issue discount of 10%) in three closings and incurred expenses and commissions of $350,672. For the six months ended December 31, 2025, the Company received $270,000 (net of original issue discount of 10%) in one closing and incurred expenses and commissions of $56,538.

The Notes will mature on the first anniversary from its issuance. No interest is charged to the Notes. The key terms of the Notes are as follows:

Conversion

The holder of the Notes shall have the right, at such holder’s sole discretion, to convert all or any portion of the convertible notes into Class A ordinary shares at any time after September 23, 2024 at following fixed conversion prices.

Initial Conversion Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.66
Third Closing of First Tranche	3.06
First Closing of Second Tranche	1.70
Second Closing of Second Tranche	1.18

Effective upon each of the second Closing and third Closing of First Tranche and Second Tranche, as applicable, the Fixed Conversion Price shall be decreased, but in no event increased, to an amount equal to the lowest of 120% of the average three-day VWAP calculated immediately prior to the applicable Closing date. As a result of the application of this VWAP-based adjustment mechanism upon the Second Closing of the Second Tranche, the conversion price was adjusted to $1.18 as of December 31, 2025.

If the Company receives a conversion notice to convert the First Tranche convertible notes at a time at which the conversion price is less than $0.7616, the Company shall issue a number of shares equal to the conversion amount divided by $0.7616 and pay the economic difference between the conversion price and $0.7616 in cash. If the Company receives a conversion notice to convert the Second Tranche convertible notes at a time at which the conversion price is less than $0.2820, the Company shall issue a number of shares equal to the conversion amount divided by $0.2820 and pay the economic difference between the conversion price and $0.2820 in cash.

The conversion price is subject to adjustments in the events of i) share splits and combinations, ii) Class A ordinary share dividends and distributions, iii) reclassifications, exchanges, substitutions, and iv) issuance of common stocks, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units. In addition, the conversion price is also subject to down-round adjustments including adjustments for issuance of common stocks, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

Acceleration

Upon two trading days’ notice to the Company (the date of such notice, the “Monthly Payment Adjustment Notice Date”), the Investor may elect at its sole option, to defer or accelerate up to five (5) Monthly Payments or any portion of a Monthly Payment, to any Trading Day succeeding such Monthly Payment Adjustment Notice Date provided such date precedes the next monthly Payment Date, provided, however, that any such accelerations shall be payable in shares rather than cash. In addition, the Investor and the Company may mutually agree to additional accelerations or deferrals in excess of the up to five (5) accelerations or deferrals provided for above.

Repayment

Commencing on the earlier of (i) the 60-day anniversary of September 23, 2024 and (ii) the date on which the Resale Registration Statement registering the conversion shares issuable under this Note shall have been declared effective by the SEC, the Company shall pay 105% of the total principal in monthly installments to the Holder of the Notes.

The monthly payments shall be payable in cash; provided, however, that the Company may elect to pay all or part of a monthly payment in the form of conversion shares in the following formula: (A) the monthly payment for such month shall be 100% of the total principal amount multiplied by the quotient determined by dividing one by the remaining number of months divided by (B) a price per share equal to the lesser of (i) the fixed conversion price then in effect, and (ii) 93.5% of the average of the four (4) lowest daily VWAPs during the 15 Trading Day period immediately preceding the applicable payment date, provided that such price shall not be less than $0.7616 for the First Tranche Convertible Notes or $0.2820 for the Second Tranche Convertible Notes.

The Company is also obliged to transfer make whole shares in the event that the 93.5% of market price prevailing on 15 trading days succeeding the payment dates is less than the conversion price. The number of make whole shares equals to the difference between the number of conversion shares the Holder received in monthly payment and the number of conversion shares which the Holder would have received had the succeeding market price applied to such monthly payment.

As of June 30, 2025, the Company has fully settled the note issued in First Closing of First Tranche with principal amount of $750,000, the note issued in Second Closing of First Tranche with principal amount of $750,000 and note issued in Third Closing of First Tranche with principal amount of $1,000,000, and partially settled the note issued in the First closing of Second Tranche with principal amount of $210,000 by issuance of an aggregate of 1,384,809 Class A ordinary shares and payment of cash consideration of $734,935 to the Investor.

For the six months ended December 31, 2025, the Company settled the note issued in the First closing of Second Tranche with principal amount of $420,000 by issuance of an aggregate of 18,815 Class A ordinary shares and payment of cash consideration of $401,938 to the Investor, and settled the note issued in the Second closing of Second Tranche with principal amount of $164,290 by issuance of an aggregate of 34,227 Class A ordinary shares and payment of cash consideration of $131,432 to the Investor.

As of December 31, 2025, the Company had outstanding notes issued in the First closing of Second Tranche with principal amount of $70,000 and notes issued in the Second closing of Second Tranche with principal amount of $135,710, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

Accounting for the Convertible Notes

The Company has classified the convertible notes as liabilities under ASC 470 because it is a debt in its legal form. The Company determined that the conversion feature within the Notes meet the definition of embedded derivatives and the Group estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance.

The convertible notes were issued in multiple closings. The Company initially recognized each convertible note at its residual value after allocating the net proceeds of each issuance to the related warrant liabilities (Note 12) and embedded derivative liabilities. Accordingly, the Company allocated net proceeds of $370,328, $420,000, $633,000 $428,150 and $172,800 to the convertible notes issued in each respective closing.

Subsequently, the Company accretes interest on convertible notes based on effective interest rate. The interest expenses was charged to the account of interest expenses on the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024 and 2025, the Company recognized interest expenses of $197,893 and $212,217 on convertible notes, respectively.

On settlement of the Notes, the Company adopted extinguishment accounting to derecognize the convertible notes. The Company charged the difference between the carrying amount of the convertible notes in addition to the fair value of related derivative liabilities and the fair value of Class A ordinary shares on payment dates into the account of “loss on settlement of convertible notes” on the unaudited condensed consolidated statements of operations and comprehensive (loss) income. For the six months ended December 31, 2024 and 2025, the Company recognized loss on settlement of convertible notes of $608,062 and $84,796.

The conversion feature is accounted for as a derivative liability at fair value, with changes in fair value charged to unaudited condensed consolidated statements of operations and comprehensive (loss) income. For the six months ended December 31, 2024 and 2025, the Company recognized an increase in fair value of derivative liability of $99,000 and $9,000 of conversion feature, respectively.

As of December 31, 2025, the carrying amounts of the Company’s convertible notes are principal amount of RMB 1,438,550 ($205,710), net of unamortized debt discount of RMB 592,259 ($84,692).

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

Accounting for the Convertible Notes (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates:

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche	Second Closing of Second Tranche
Issuance Date	On September 24, 2024	On October 7, 2024	On December 12, 2024	On February 20, 2025	On July 22, 2025
Risk-free rate	3.86%~4.02%	4.28%~4.41%	4.34%~4.35%	4.29%~4.33%	4.09%~4.14%
Estimated volatility rate	37.57%~42.09%	38.86%~45.27%	38.52%~43.00%	31.36%~38.94%	23.82%~38.19%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.32%	8.62%	8.66%	8.69%	8.40%

	First Closing of First Tranche	First Closing of First Tranche	Second Closing of First Tranche	Second Closing of First Tranche	Second Closing of First Tranche	Second Closing of First Tranche
Extinguishment date or Balance sheet date	On November 22, 2024	On December 6, 2024	On December 6, 2024	On December 23, 2024	On January 23, 2025	On February 24, 2025
Risk-free rate	4.53%	4.32%~4.42%	4.41%	4.39%~4.41%	4.28%	4.29%
Estimated volatility rate	37.60%	38.04%~43.99%	39.17%~48.45%	44.96%~49.86%	34.85%~37.20%	34.51%~35.04%
Dividend yield	0%	0%	0%	0%	0%	0%
Bond yield	8.32%	8.64%	8.64%	8.81%	8.70%	8.62%

	Third Closing of First Tranche	Third Closing of First Tranche	Third Closing of First Tranche	Third Closing of First Tranche	Third Closing of First Tranche
Extinguishment date or Balance sheet date	On February 24, 2025	On April 1, 2025	On April 23, 2025	On May 23, 2025	On June 23, 2025
Risk-free rate	4.26%~4.29%	4.15%~4.24%	4.08%~4.10%	4.10~4.29%	4.25%
Estimated volatility rate	30.21%~40.01%	21.78%~36.67%	35.13%~40.10%	38.65%~42.77%	38.52%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	8.62%	8.49%	8.63%	8.65%	8.51%

	First Closing of Second Tranche	First Closing of Second Tranche	First Closing of Second Tranche	First Closing of Second Tranche	First and Second Closing of Second Tranche	First and Second Closing of Second Tranche
Extinguishment date or Balance sheet date	On April 15, 2025	On June 3, 2025	On June 16, 2025	On July 16, 2025	On August 16, 2025	On September 25, 2025
Risk-free rate	4.02%~4.11%	4.17%~4.23%	4.20%~4.26%	4.09%~4.13%	3.98%~4.00%	3.81%~3.82%
Estimated volatility rate	28.96%~40.19%	28.62%~44.44%	30.60%~40.75%	25.01%~37.62%	43.37%~55.36%	29.23%~45.90%
Dividend yield	0%	0%	0%	0%	0%	0%
Bond yield	8.63%	8.62%	8.59%	8.47%	8.19%	8.08%

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — CONVERTIBLE NOTES (cont.)

Accounting for the Convertible Notes (cont.)

	First and Second Closing of Second Tranche	First and Second Closing of Second Tranche	First and Second Closing of Second Tranche	First Closing of Second Tranche	First and Second Closing of Second Tranche
Extinguishment date or Balance sheet date	On October 20, 2025	On November 17, 2025	On December 17, 2025	On June 30, 2025	On December 31, 2025
Risk-free rate	3.63%~3.64%	3.75%	3.60%	3%	3.60%
Estimated volatility rate	35.79%~48.60%	42.87%~53.80%	53.49%~54.29%	28.25%~39.62%	45.31%~49.34%
Dividend yield	0%	0%	0%	0%	0%
Bond yield	7.90%	8.04%	7.92%	8.38%	7.87%

12 — WARRANT LIABILITIES

In connection with convertible notes (Note 11), the Company issued Purchase Warrants to the Holder to purchase up to 74,451 Class A ordinary shares, 79,599 Class A ordinary shares, 160,020 Class A ordinary shares, 202,459 Class A ordinary shares and 123,002 Class A ordinary shares, respectively, in the First Closing of First Tranche, Second Closing of First Tranche, Third Closing of First Tranche, First Closing of Second Tranche and Second Closing of Second Tranche. Each of the Purchase Warrants will mature on the fifth anniversary since its issuance.

The exercise price for each Purchase Warrants were as the following:

Exercise Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.66
Third Closing of First Tranche	3.06
First Closing of Second Tranche	1.70
Second Closing of Second Tranche	1.18

The Purchase Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Purchase Warrants. The exercise prices of the Purchase Warrants are subject to adjustments in the events of i) share splits and combinations, ii) ordinary share dividends and distributions, iii) reclassifications, exchanges, substitutions, and iv) issuance of Class A ordinary shares, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units. If at any time after 90 days after the Initial Exercise Date there is no effective registration statement registering the Purchase Warrant Shares, or the prospectus contained therein is not available for the issuance of the Purchase Warrant Shares to the Holder, then this Purchase Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On December 16, 2024, the Company entered into a share subscription facility (the “Share Subscription Facility”), pursuant to which a third-party investor agreed, subject to certain conditions, to subscribe for the Company’s Class A ordinary shares. In connection with the Share Subscription Facility, the Company entered into a waiver agreement (the “Waiver Agreement”) with the Holder of the Company’s convertible notes and purchase warrants. Pursuant to the Waiver Agreement, the Holder agreed to waive certain rights arising under the Securities Purchase Agreement and the related convertible notes, including rights related to price adjustments and other protective provisions, that could otherwise have been triggered by the Company’s entry into equity financing arrangements.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 — WARRANT LIABILITIES (cont.)

On June 22, 2025, upon the Company’s entry into an equity purchase agreement with Hudson Global Ventures, LLC, which constituted a triggering event under the Waiver Agreement, the Company issued 240,000 Waiver Warrants to L1 at an exercise price of $1.70 per share, subject to adjustment for subsequent financing transactions.

In addition, pursuant to the anti-dilution and price adjustment provisions of the Purchase Warrants, subsequent financing transactions at prices below the then-current exercise prices resulted in a downward adjustment of the exercise prices of all outstanding Purchase Warrants and Waiver Warrants to $1.18 per share.

The issuance of Purchase Warrants triggered the adjustments of exercise prices for Purchase Warrants issued in the three closings of First Tranche and one closing of Second Tranche. The Company adjusted the Purchase Warrants to the Holder to purchase up to 296,742 Class A ordinary shares, 301,094 Class A ordinary shares, 440,094 Class A ordinary shares, 291,193 Class A ordinary shares and 123,002 Class A ordinary shares, respectively, in the First Closing of First Tranche, Second Closing of First Tranche, Third Closing of First Tranche, First Closing of Second Tranche and Second Closing of Second Tranche. The Company adjusted the Waiver Warrants to the Holder to purchase up to 571,588 Class A ordinary shares. The exercise price was decreased to $1.18 for all Purchase Warrants and Waiver Warrants.

As the Purchase Warrants are not indexed to the Company’s stock according to ASC 815, therefore, the Purchase Warrants are classified as liability. The Company accounted for warrant liability with fair value changes charged to the account of “changes in fair value of warrant liabilities” on the unaudited condensed consolidated statements of operations and comprehensive loss.

On issuance dates, the Company recognized the Purchase Warrants at fair value of $106,000, $120,000, $149,000, $85,200 and $40,600, respectively. For the six months ended December 31, 2024 and 2025, the Company recognized gain on fair value change of warrant liabilities aggregating $196,000 and loss on fair value change of warrant liabilities aggregating $184,200.

The Waiver Warrants were determined to be derivative liabilities under ASC 815-40, as they are not considered indexed to the Company’s own stock due to their variable settlement provisions. The Waiver Warrants constituted newly issued derivative instruments and were initially recognized at fair value on the issuance date.

The issuance of the Waiver Warrants did not result in the replacement or cancellation of the existing convertible notes issued in the first three closings, nor did it modify the notes’ principal amounts, stated interest rates, or contractual maturity dates. Instead, the Waiver Warrants were issued as consideration to the holder in exchange for the waiver of certain rights under the existing convertible notes. Accordingly, the Company concluded that the issuance of the Waiver Warrants represented a modification of the existing convertible notes rather than an extinguishment under ASC 470-50.

The fair value of the Waiver Warrants was recorded as an additional debt discount and is amortized over the remaining term of the related credit facility using the effective interest method. As the convertible notes issued in the first three closings were fully repaid on June 23, 2025, the remaining unamortized debt discount related to the Waiver Warrants was expensed immediately upon issuance.

For the year ended June 30, 2025, the Company recognized $76,500 of interest expense related to the debt discount arising from the issuance of the Waiver Warrants.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 — WARRANT LIABILITIES (cont.)

The fair value of Purchase Warrant and Waiver Warrants was estimated using Black-Scholes model. The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche	Waiver Warrants	Second Closing of Second Tranche
Issuance Date	On September 24, 2024	On October 7, 2024	On December 12, 2024	On February 20, 2025	On June 22, 2025	On July 22, 2025
Risk-free rate	3.62%	4.00%	4.37%	4.50%	3.99%	3.96%
Estimated volatility rate	43.79%	43.88%	44.39%	40.58%	38.11%	37.68%
Dividend yield	0%	0%	0%	0%	0%	0%
Spot price of underling ordinary share	3.87	3.86	2.53	1.28	0.98	0.99
Exercise price	4.71	4.47	3.25	1.70	1.70	1.18
Fair value of Purchase Warrant in USD	106,000	120,000	149,000	85,200	76,500	40,600

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche	Waiver Warrants
Balance Sheet Date	On June 30, 2025	On June 30, 2025	On June 30, 2025	On June 30, 2025	On June 30, 2025
Risk-free rate	3.87%	3.87%	3.89%	3.83%	3.82%
Estimated volatility rate	37.58%	37.52%	38.23%	37.81%	38.18%
Dividend yield	0%	0%	0%	0%	0%
Spot price of underling ordinary share	1.01	1.01	1.01	1.01	1.01%
Exercise price	1.70	1.70	1.70	1.70	1.70
Fair value of Purchase Warrant in USD	38,800	39,500	62,400	42,300	81,200

	First Closing of First Tranche	Second Closing of First Tranche	Third Closing of First Tranche	First Closing of Second Tranche	Waiver Warrants	Second Closing of Second Tranche
Balance Sheet Date	On December 31, 2025	On December 31, 2025	On December 31, 2025	On December 31, 2025	On December 31, 2025	On December 31, 2025
Risk-free rate	3.66%	3.67%	3.69%	3.71%	3.69%	3.76%
Estimated volatility rate	40.15%	40.09%	40.33%	40.17%	40.34%	39.43%
Dividend yield	0%	0%	0%	0%	0%	0%
Spot price of underling ordinary share	0.90	0.90	0.90	0.90	0.90	0.90
Exercise price	1.18	1.18	1.18	1.18	1.18	1.18
Fair value of Purchase Warrant in USD	68,400	69,700	106,700	72,700	139,000	32,500

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13 — EQUITY

Ordinary shares

The Company’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each.

As of June 30, 2025, the Company had 16,105,132 Class A ordinary shares issued and outstanding and 16,816,692 Class B ordinary shares issued and outstanding, respectively.

On February 4, 2024, the Company’s shareholders and Board of Directors approved: (i) the reclassification of 44,394,436 Class A ordinary shares to be 44,394,436 Class B ordinary shares and (ii) the issuance of an aggregated 20,000,000 shares of Class A ordinary shares, at par value of $0.0001, and Class B ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. No cash or other consideration was paid for the issuance of 20,000,000 Class A ordinary shares and Class B ordinary shares.

During the six months ended December 31, 2025, the Company issued an aggregated 53,042 Class A ordinary shares to holders of convertible notes (Note 11) to settle the principal of RMB 378,312 (US$50,920).

As a result of the issuances and reclassification stated above, the Company had 450,000,000 authorized Class A ordinary shares, par value of US$0.0001, of which 16,158,174 Class A ordinary shares were issued and outstanding as of December 31, 2025. The Company had 50,000,000 authorized Class B ordinary shares, par value of US$0.0001, of which 16,816,692 Class B ordinary shares were issued and outstanding as of December 31, 2025.

Warrants

On April 3, 2024, the Company issued 75,000 warrants to EF Hutton LLC, the representative of the underwriters, as compensation for the services in connection with the IPO (“IPO warrants”). On May 14, 2024, the Company issued 1,188 warrants to EF Hutton LLC as compensation for the services in connection with the over-allotment (“Over-allotment Warrants”).

EF Hutton LLC is entitled to exercise each warrant by purchase of one Class A Ordinary Share at an exercise price of $4.4 at any time from September 25, 2024 to March 29, 2029. The warrants can be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the warrants. The warrants are subject to adjustments in the event of (i) share dividends, (ii) aggregation of shares, (iii) subsequent right offerings, (iv) replacement of securities upon reorganization, and (v) changes in the form of warrants. The warrants may be exercised on “cashless basis” unless there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares by EF Hutton LLC at any time after September 29, 2024.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13 — EQUITY (cont.)

Warrants (cont.)

The fair value of the IPO Warrants and Over-allotment Warrants were estimated at RMB 617,554 (US$85,406) and RMB 9,786 (US$1,353), respectively, using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

US$
Exercise price	4.40
Stock price	3.30
Expected life of the warrants (in years)	4.98
Risk free rate	4.42%
Dividend yield	0.0%
Volatility	42.87%

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. The Company will not pay dividends until it has a retained earning on its consolidated balance sheets. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC subsidiaries. The Company’s PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2025 and December 31, 2025, the Company’s PRC subsidiaries did not set aside statutory reserves. As of December 31, 2025, the Company had restricted net assets of approximately RMB 78 million.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Zhibao BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the profits tax rate for remaining profits will be subjected to 16.5%. Zhibao HK was not subject to Hong Kong profit tax for FY2025 as it did not have assessable profit in FY2025. There are no withholding taxes in Hong Kong on remittance of dividends.

Malaysia

Zhibao Labuan is incorporated in Malaysia and is subject to Malaysia Corporate Income Tax imposed on income accruing in or derived from Malaysia. Zhibao Labuan is subject to the standard corporate tax rate of 24% if in a taxable position. However, resident companies that qualify as small and medium-sized enterprises may benefit from a reduced tax rate of 15% on the first RM 150,000 of chargeable income and 17% on the next RM 450,000.

PRC

Zhibao China, Sunshine Insurance Brokers, Shanghai Anyi, Zhibao Health, Zhizhongbao and Zhonglian were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Under the EIT Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments.

The income tax expenses for the six months ended December 31, 2024 and 2025 were comprised of the following:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
Current income tax expenses	—	(572,818)
Deferred income tax expenses	(1,091,247)	(1,455,660)
Total income tax expenses	(1,091,247)	(2,028,478)

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

PRC (cont.)

The significant components of deferred taxes were as follows:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	15,316,222	31,597,426
Allowance against doubtful accounts	6,898,153	6,964,672
Operating lease liabilities	5,060,696	5,137,898
Total deferred tax assets	27,275,071	43,699,996
Less: Valuation allowance	(21,218,644)	(23,038,383)
Total deferred tax assets, net of valuation allowance	6,056,427	20,661,613
Net off against deferred tax liabilities	(6,056,427)	(20,661,613)
Total Deferred tax assets, net	—	-

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Deferred tax liabilities
Timing difference - revenue recognized prior to issuance of PRC VAT invoices	1,064,796	16,092,337
Recognition of intangible assets arising from business combination (Note 3)	—	8,450,000
Operating lease right of use assets	4,991,631	5,125,497
Total deferred tax liabilities	6,056,427	29,667,834
Net off against deferred tax assets	(6,056,427)	(20,661,613)
Deferred tax liabilities, net	—	9,006,221

The effective tax rate for the interim period differs from the prior year primarily due to changes in projected earnings, including the impact of current income tax expenses attributable to profitable subsidiaries of the acquired entity, the utilization of net operating loss carryforwards, changes in valuation allowance, and the impact of deferred tax liabilities arising from intangible assets recognized in the business combination.

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted.

Total net operating losses carryforwards of the Company’s subsidiaries in mainland China is RMB 61,212,089 and RMB 75,685,515 as of June 30, 2025 and December 31, 2025, respectively. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Company’s history of losses and the uncertainty of future profitability, and concluded that it is more likely than not that the Company will not generate future taxable income to utilize the deferred tax assets prior to the expiration of the majority of net operating losses. Accordingly, as of June 30, 2025 and December 31, 2025, a valuation allowance of RMB 21,218,644 and RMB 25,149,142, respectively, was provided against deferred tax assets.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 — INCOME TAX (cont.)

Unrecognized tax benefits

As of June 30, 2025 and December 31, 2025, the Company had unrecognized tax benefits of RMB 1,026,964 and RMB 1,026,964, both of which were deducted against the deferred tax assets on tax losses carry forward. As a full valuation allowance has been recorded against the related deferred tax asset, the recognition of these unrecognized tax benefits would not affect the Company’s effective tax rate. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.

The Company recognizes interest and penalties, where applicable, as a component of income tax expense.

As of June 30, 2025 and December 31, 2025, the Company did not accrue interest related to unrecognized tax benefits. For the six months ended December 31, 2024 and 2025, the Company did not reverse any interest related to unrecognized tax benefits. The Company did not record any penalties related to unrecognized tax benefits.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

15 — LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the six months ended December 31, 2024 and 2025:

	For the six months ended December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 2)
Net loss attributable to Zhibao Technology Inc.’s Shareholders	(644,605)	(4,330,486)	(619,250)

Weighted average number of ordinary share outstanding
Basic and diluted	31,587,188	32,948,633	32,948,633
Loss per share
Basic and diluted	(0.02)	(0.13)	(0.02)

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15 — LOSS PER SHARE (cont.)

Pursuant to ASC 260, Earnings Per Share, the Company has retroactively restated all shares and per share data for all periods presented. For the six months ended December 31, 2024 and 2025, the Company incurred net losses. Accordingly, all potentially dilutive securities were anti-dilutive and were excluded from the calculation of diluted loss per share. The weighted-average number of potentially anti-dilutive shares excluded from calculation of dilutive earnings per share are as follows:

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
IPO warrants	75,000	75,000
Over-allotment warrants	1,188	1,188
Convertible notes (note 11)	435,809	687,825
Total	511,997	764,013

16 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company are parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Legal proceedings

On June 3, 2024, Zhibao China, the plaintiff, filed a lawsuit at Shenzhen Futian District People’s Court against Taiping General Insurance Company Limited (“Taiping Insurance”), in connection with the breach of contract pursuant to Third Party Management Service Cooperation Agreements. In this lawsuit, Zhibao China requested Taiping Insurance to repay management service fees of RMB 11,053,754.69, together with a penalty of approximately RMB 99,740 and case acceptance fees, litigation preservation fees pursuant to such Third Party Management Service Cooperation Agreements. On November 10, 2025, the Shenzhen Futian District People’s Court rendered its judgement of first instance (at the trial court level) ordering Taiping Insurance to pay Zhibao China, management service fees of RMB 11,053,754.69 and overdue-interest within ten days of the judgment’s effective date. The interest is to be calculated (i) on RMB 7,683,325.10 from February 2, 2024 and (ii) on RMB 3,370,429.59 from August 14, 2024, in each case at the one-year Loan Prime Rate published by the National Inter-bank Funding Center, until the date of actual payment. Taiping Insurance has filed an appeal at Shenzhen Intermediate People’s Court. As of the date of this annual report, the case is still pending.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16 — COMMITMENTS AND CONTINGENCIES (cont.)

Legal proceedings (cont.)

On July 20, 2025, Zhonglian, as the plaintiff, filed a lawsuit at Ningbo Yinzhou District People’s Court against Hangzhou Fuxiaoyun Technology Co., Ltd. (“Fuxiaoyun”), alleging breach of contract under a recommendation and consulting service agreement. In this action, Zhonglian seeks compensation from Fuxiaoyun for losses amounting to RMB 695,633.11, plus interest calculated at the annual LPR on the principal sum of RMB 695,633.11 from the date of filing until the date Fuxiaoyun fully settles the payment. Additionally, Zhonglian claims attorney’s fees of RMB 30,000 and all associated litigation costs. As of the date of this annual report, the case remains pending.

On January 26, 2026, Lianren Health Medical Big Data Technology Co., Ltd. (“Lianren Health”) filed a lawsuit at Shanghai Pudong New Area People’s Court against Sunshine Insurance Brokers, in connection with the defendant’s outstanding service fees under an Internet Insurance Marketing and Promotion Cooperation Agreement. In this lawsuit. Lianren Health requested Sunshine Insurance Brokers to repay service fees of RMB 2,024,764.89, together with liquidated damages for overdue payment calculated from July 22, 2023 at a daily rate of 0.01% based on the principal amount of RMB 2,024,764.89 (provisionally RMB 187,290.75 as of January 31, 2026, totaling 925 days overdue) , and all litigation costs including court fees, appraisal fees (if any), and preservation fees. As of the date of this annual report, the case is still pending.

Other than the above, the Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of December 31, 2025.

17 — RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Botao Ma	Chairman of the Board, Chief Executive Officer
Shanghai Xinhui Investment Consulting Co., Ltd. (“Shanghai Xinhui”)	Controlled by Botao Ma
Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)	Mr. Botao Ma is legal representative of Shanghai GBG
Beijing Zhongfan Zhibao Technology Co., Ltd.	The Company owned 40% equity interest
Yuanwen Xia	Chief Financial Officer
Minghua Li	Chief Placement Officer
Xiaowei Le	Chief Operating Officer

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 — RELATED PARTY TRANSACTIONS (cont.)

2)	Transactions with related parties

During the six months ended December 31, 2024 and 2025, the transactions with related parties were as follows:

Purchases of services from related parties

	For the Six Months Ended December 31,
	2024	2025
	RMB	RMB
Shanghai GBG	353,307	160,000

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended December 31,
	2024		2025
	Borrowings	Repayments	Borrowings	Repayments
	RMB	RMB	RMB	RMB
Shanghai Xinhui	2,500,000	—	9,550,000	(354,000)
Zhongfang Zhibao	—	—	4,800,000	(330,000)
Botao Ma	—	—	500,000	(953,228)
Yuanwen Xia	—	—	600,000	(300,000)
Xiaowei Ren	—	—	600,000	(300,000)
Others	—	—	10,515,575	(10,000,050)
	2,500,000	—	26,565,575	12,237,278

(Loans made to) Collection of loans from related parties

	For the Six Months Ended December 31,
	2024		2025
	Advance to	Collection	Advance to	Collection
	RMB	RMB	RMB	RMB
Shanghai GBG	—	—	(66,200)	470,000
Botao Ma	—	—	(250,083)	—
Minghua Li	—	—	(250,000)	—
	—	—	(566,283)	470,000

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 — RELATED PARTY TRANSACTIONS (cont.)

3)	Balances with related parties

As of June 30, 2025 and December 31, 2025, the balances with related parties were as follows:

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Due from related parties
Shanghai GBG(a)	18,152,832	17,589,032
Botao Ma(b)	—	250,083
Minghua Li(b)	—	250,000
	18,152,832	18,089,115
Less: Allowance against advances to Shanghai GBG	(9,076,416)	(9,076,416)
	9,076,416	9,012,699

(a)	As of June 30, 2025 and December 31, 2025, the balances due from Shanghai GBG represented advances to the related party, which the related party would settle the outstanding balances by providing MGU services to the Company. As of June 30, 2025 and December 31, 2025, the Company recorded an allowance for credit losses of RMB 9.0 million against the amounts due from Shanghai GBG.

(b)	As of June 30, 2025 and December 31, 2025, the balances due from Botao Ma and Minghua Li represented advances to the related parties for business purposes.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17 — RELATED PARTY TRANSACTIONS (cont.)

3)	Balances with related parties (cont.)

	As of June 30, 2025	As of December 31, 2025
	RMB	RMB
Due to related parties
Shanghai Xinhui(a)	2,828,820	11,994,054
Botao Ma(b)	299,224	—
Zhongfang Zhibao(c)	—	4,470,000
Yuanwen Xia	—	300,000
Xiaowei Le		300,000
Others	—	598,090
	3,128,044	17,662,144

(a)

As of June 30, 2025, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 838,016, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,990,804 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

As of December 31, 2025, the balance due to Shanghai Xinhui consisted of (i) borrowing of RMB 10,003,250, which was borrowed to support the Company’s working capital. The borrowing was interest free and payable on demand, and (ii) RMB 1,990,804 representing advances made by Shanghai to Xinhui on behalf of the Company to settle the subscription fees obligations owed to an investor.

(b)	As of June 30, 2025, the balance due to Mr. Botao Ma represented the operating expenses paid by Mr. Botao Ma on behalf of the Company. The expenses were interest free and payable on demand. As of December 31, 2025, the Company fully repaid the outstanding balance to Mr. Botao Ma.

(c)	As of December 31, 2025, the balance due to Zhongfang Zhibao represented the borrowings from the related party. The borrowings were interest free and payable on demand.

18 — SUBSEQUENT EVENTS

Effective on February 16, 2026, the Company adopted the 2026 Equity Incentive Plan (the “Plan”). Unless the Board terminates the Plan earlier, it has a term of 10 years. The Plan provides for the grant of awards representing the right to acquire, or based on the value of, Zhibao’s Class A ordinary shares (“Zhibao Shares”), and includes option award, share appreciation right award, restricted share award, restricted share unit award, performance award, dividend equivalent award and other share or cash based award (each, and “Award”, collectively, the “Awards”) to eligible participants of Zhibao or any related entity, as defined in the Plan. A total of 4,842,853 Zhibao Shares have been authorized to be issued pursuant to Awards granted under the Plan.

Other than the above, the Company evaluated the subsequent event through the date of this report and concluded that there are no material reportable subsequent events need to be disclosed.